Exhibit 99.1

FURTHER POSITIVE DRILL RESULTS FROM ENTRÉE GOLD’S ANN MASON DEPOSIT

Vancouver, B.C., September 22, 2011 – Entrée Gold Inc. (TSX:ETG; NYSE AMEX:EGI; Frankfurt:EKA - "Entrée" or the "Company") has received assay results from a further two deep diamond drill holes on its 100% owned Ann Mason copper-molybdenum porphyry deposit in the Yerington district of Nevada.  Drilling continues to return long mineralized intercepts (438 metres and 684 metres) averaging 0.41% and 0.43% copper equivalent (“CuEq”), respectively.  Higher grade copper and molybdenum mineralization, including intervals greater than 0.50% CuEq, is present as shown in Table 1 below.  Holes EG-AM-11-012 and 013 were drilled in the southwestern and central portions of the currently defined area of mineralization at Ann Mason.  Hole locations and cross sections can be viewed at www.entreegold.com.

Entrée's President & CEO, Greg Crowe, commented, "We are continuing our drill program and are on track with the goal of upgrading and expanding the previously defined inferred resource of over 7 billion pounds of copper.  The results from hole 013 are especially encouraging, as they highlight higher than average molybdenum values in the centre and centre-west portions of the deposit where there is less overburden.  Factors such as these are important in an early assessment of the economic viability of the deposit.  We currently plan to complete a Preliminary Economic Assessment in the second quarter of 2012.”

Table 1. Significant intercepts from drill holes EG-AM-11-012 and 013.

Hole	From (m)	To (m)	Width (m)	Cu %	Au g/t	Ag g/t	Mo %	CuEq* %
EG-AM-11-012	658	1096	438	0.38	0.01	0.46	0.004	0.41
including	696	910	214	0.47	0.01	0.58	0.005	0.50

EG-AM-11-013	80	764	684	0.34	0.04	0.88	0.016	0.43
including	290	558	268	0.41	0.05	1.24	0.023	0.54
and	680	764	84	0.40	0.09	1.69	0.012	0.50
*Copper equivalent is calculated using assumed metal prices of: copper US$2.50/lb; molybdenum US$15.00/lb; gold US$1000/oz; and silver US$15.00/oz and assumed metallurgical recoveries relative to copper of: molybdenum 70%; gold 85%; and silver 85%.

Discussion of Results

Hole EG-AM-11-012 further extends mineralization in the southwestern sector of the deposit past the previously defined limits of the deposit. Hole EG-AM-11-013 is located in the central core area of the deposit, and intersected good grade mineralization for nearly 700 metres directly after passing out of the overlying younger cover rocks. The higher than average molybdenum values in EG-AM-11-013 may tie in with previously reported molybdenum results from adjacent holes EG-AM-11-001, 003, 004 and 009.

Planned Work

Two diamond drills are continuing the program at Ann Mason.  To date, sixteen holes totalling 18,358 metres have been completed and an additional two holes are in progress.  Results are pending for three of these completed holes.

QUALITY ASSURANCE AND CONTROL

Split core samples were prepared and analyzed at Skyline Assayers and Laboratories in Tucson, Arizona.  Prepared standards, blanks and duplicates are inserted at the project site to monitor the quality control of the assay data.  Drill intersections described in this news release are based on core lengths and may not reflect the true width of mineralization.

QUALIFIED PERSON

Robert Cann, P.Geo., Entrée’s Vice-President Exploration, a Qualified Person as defined by National Instrument 43-101, has reviewed the technical information contained in this release.

ABOUT ENTRÉE GOLD INC.

Entrée Gold Inc. is a Canadian mineral exploration company focused on the worldwide exploration and development of copper and gold prospects.  The Company’s flagship Lookout Hill property in Mongolia completely surrounds the Oyu Tolgoi project of Oyu Tolgoi LLC, a subsidiary of Ivanhoe Mines and the Government of Mongolia.  A portion of the Lookout Hill property is subject to a joint venture with Oyu Tolgoi LLC.  The joint venture property hosts the Hugo North Extension copper-gold deposit and the Heruga copper-gold-molybdenum deposit.  Excellent exploration potential remains on the joint venture property for the discovery of additional mineralized zones.

In North America, the Company is exploring for porphyry-related copper systems in Nevada, Arizona and New Mexico.  The primary asset is the Ann Mason property near Yerington, Nevada, which hosts an inferred mineral resource estimate of 810 million tonnes grading 0.40% Cu using a 0.30% copper cut-off, containing approximately 7.1 billion pounds of copper. The property has considerable potential, both to increase the size of the Ann Mason deposit and to discover additional targets.

In addition to being a politically stable jurisdiction, the Yerington copper camp has seen significant historic copper production along with a resurgence of exploration activity and now hosts over 20 billion pounds of copper in several deposits owned by a diverse group of companies.

The Company is also seeking additional opportunities to utilize its expertise in exploring for deep and/or concealed ore deposits.  Rio Tinto and Ivanhoe Mines are major shareholders of Entrée, holding approximately 13% and 12% of issued and outstanding shares, respectively.

FURTHER INFORMATION

Monica Hamm
Manager, Investor Relations
Entrée Gold Inc.
Tel: 604-687-4777
Fax: 604-687-4770
Toll Free: 866-368-7330
E-mail: mhamm@entréegold.com

This News Release contains forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, with respect to the potential for discovery of additional mineralized zones in Mongolia, the potential for expansion of the Ann Mason deposit, the potential for upgrading the existing resource estimate for Ann Mason, the timing of an updated resource estimate, plans to prepare a Preliminary Economic Assessment on the Ann Mason project, the potential economic viability of the Ann Mason project, and plans for future exploration and/or development programs and budgets.  These forward-looking statements are made as of the date of this news release.  Users of forward-looking statements are cautioned that actual results may vary from the forward-looking statements contained herein.  While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of the Company’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Such factors and assumptions include, among others, the effects of general economic conditions, the prices of copper, gold and molybdenum, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgements in the course of preparing forward-looking statements.  In addition, there are known and unknown risk factors which could cause the Company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors are described in the Company’s Annual Information Form for the financial year ended December 31, 2010, dated March 25, 2011 filed with the Canadian Securities Administrators and available at www.sedar.com.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.  The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.